Exhibit 99.1

FOR IMMEDIATE RELEASE

Petro-Canada to support Caregivers in Canada through the Petro-Canada CareMakers FoundationTM

All financial figures are in Canadian dollars.

Calgary, Alberta (November 19, 2020) – Petro-Canada, a Suncor business, today announced the creation of the Petro-Canada CareMakers Foundation, which will support family caregivers across Canada. Through the CareMakers Foundation, Suncor plans to invest $10 million over the next five years to bring awareness and support to the essential work of caregivers, a group that according to Statistics Canada includes more than 8 million Canadians.

The CareMakers Foundation will provide grants to charitable organizations in Canada that support family caregiving, to enhance and amplify their work. The first recipients of the CareMakers Foundation include: Baycrest Foundation, Circle of Care: Mount Sinai Hospital, BC Neighbourhood Houses, and Community Care City of Kawartha Lakes.

At some point in their lives, more than half of Canadians provide unpaid care to a family member or friend with a long-term health condition, physical or mental disability, or age-related need. These caregivers play an integral role in supporting relatives, friends and neighbours, and they often go unrecognized and unsupported.

“Caring for those who care for others is a natural fit for us. It is core to Suncor’s purpose, and through our Petro-Canada associates and marketers it’s also how we Live By The Leaf every day,” said Mark Little, Suncor president and chief executive officer. “Caregiving is personal for us. The work supported by the Petro-Canada CareMakers Foundation will positively impact our employees, our customers and Canadians from coast to coast to coast.”

Caregivers provide roughly 75 per cent of all patient care in Canada. Among other things, family caregivers provide transportation, meal preparation and housekeeping. They schedule appointments, help with medications and provide emotional support. “Caregivers are the backbone of our communities, and the pandemic has in many ways exacerbated the issues that family caregivers face,” said Little. “We know this issue is largely unseen, and through our more than 1,850 retail and wholesale locations we have the unique ability to shine a light on caregiving at a time when caring is more essential than it has ever been.”

For many, caring is more than a simple act of kindness; it’s an everyday commitment and an unspoken promise. Working with other organizations in the sector, the CareMakers Foundation will focus on providing tools and resources that can help support family caregivers in Canada.

Quotes:

“Caregivers are often forgotten about. We’re in home, we’re providing care.” – Kevin, Suncor employee and family caregiver

“Caregivers are folks who give without keeping score, who ask for nothing in return.” – Maxim, Petro-Canada Associate, Montreal “Being a family caregiver is such an all-encompassing and overwhelming role, yet it is largely a silent and unseen one. We need to care for and support our family caregivers and acknowledge the sacrifice and devotion involved in caring for others. At one point or another, we will all either be a caregiver or need a caregiver, and it is our duty to care for one another” - Dr. Adriana Shnall PhD, MSW, RSW, Program Director, Baycrest@Home, Clinical Programs & Koschitzky Centre for Innovations in Family Caregiving

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

“We believe that every family caregiver should feel cared for. The space of caregiving is complex and in need of support and transformation. By creating the Petro-Canada CareMakers Foundation, we will have an opportunity to tangibly benefit charitable organizations throughout Canada who are working actively to support family caregivers,” Leila Fenc, executive director, Petro-Canada CareMakers Foundation

Caregiving Statistics*:

Caregiving is an issue that affects all Canadians. Our society simply would not function without caregivers.

•	8.1 million Canadians are carers (1 in 4). They provide roughly three quarters of all patient care.
•	72% of caregivers provide emotional support. 68% provide transportation. 59% are also involved in activities around the home and 52% schedule appointments.
•	On average, caregivers devote 19 hours a week to caregiving duties.
•	1 in 10 unpaid caregivers support loved ones for more than 30 hours a week.
•	43% of caregivers reported missing work, 15% cut down their hours, and 10% passed up a promotion or new job.

*Statistics provided by Statistics Canada

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates more than 1,500 retail stations and 300 Petro-Pass wholesale locations nationwide, including 56 marketing arrangements with Indigenous communities. In 2019, Petro-Canada opened Canada’s Electric HighwayTM, a coast to coast network of electric vehicle chargers. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards.

Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. The Petro-Canada CareMakers FoundationTM will help to support Canadian caregivers.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor.

For more information about Petro-Canada, visit our web site at petro-canada.ca, follow us on Facebook or PumpTalk. For more information about the Petro-Canada CareMakers Foundation, visit our web site at caremakers.ca

Media inquiries:

833-296-4570

media@suncor.com